# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GrabAGun Digital Holdings Inc., CIK 0002051380
CUSIP: 38387Q105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 East Beltline Road,, Suite 403,, Coppell,, Texas (TX), 75019
Date of event which requires filing of this statement: 07/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002060555

## Reporting persons
- Hilty Holdings, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (8.33% of the class)
- Hilty Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (8.33% of the class)
- Justin C. Hilty: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,333; shared voting power 2,500,000; sole dispositive power 8,333; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,508,333 (8.36% of the class)

## Item 1. Issuer
Name of issuer: GrabAGun Digital Holdings Inc.
Address of issuer's principal executive offices: 200 East Beltline Road, Suite 403, Coppell, Texas 75019

## Item 2. Person Filing
Name of person filing: This statement is filed by Hilty Holdings, Ltd., a Texas limited partnership ("Hilty Holdings"), Hilty Management, LLC, a Texas limited liability company ("Hilty Management"), and Justin C. Hilty. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Hilty Holdings, Ltd.
2921 Rosedale Avenue
Dallas, Texas 75205

Hilty Management, LLC
2921 Rosedale Avenue
Dallas, Texas 75205

Justin C. Hilty
c/o GrabAGun Digital Holdings Inc.
200 East Beltline Road, Suite 403
Coppell, Texas 75019
Citizenship:
Hilty Holdings, Ltd.
Texas

Hilty Management, LLC
Texas

Justin C. Hilty
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, Hilty Holdings directly owned 2,500,000 shares of common stock, par value $0.0001 of the Issuer (the "Shares").

As of the date hereof, Hilty Management, as the General Partner of Hilty Holdings, may be deemed to beneficially own the 2,500,000 Shares directly owned by Hilty Holdings.

As of the date hereof, Mr. Hilty may be deemed to beneficially own 2,508,333 Shares, consisting of (i) 8,333 Shares directly owned by Mr. Hilty, and (ii) the 2,500,000 Shares directly owned by Hilty Holdings, of which Mr. Hilty, as the sole member, manager, and President of Hilty Management, may also be deemed to be the beneficial owner.
Percent of class:
The following percentages are based on 30,015,922 Shares outstanding as of November 13, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.

As of the date hereof, (i) Hilty Holdings and Hilty Management may be deemed to beneficially own approximately 8.33% of the outstanding Shares, and (ii) Mr. Hilty may be deemed to beneficially own approximately 8.36% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement, dated November 14, 2025.

## Signatures
- Hilty Holdings, Ltd.: /s/ Justin C. Hilty, Justin C. Hilty, Sole Member, Manager and President of Hilty Management, LLC (11/14/2025)
- Hilty Holdings, Ltd.: /s/ Justin C. Hilty, Justin C. Hilty, Hilty Management, LLC, its General Partner (11/14/2025)
- Hilty Management, LLC: /s/ Justin C. Hilty, Justin C. Hilty, Sole Member and Manager (11/14/2025)
- Justin C. Hilty: /s/ Justin C. Hilty, Justin C. Hilty (11/14/2025)